UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2012

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the fourth quarter ended December 31, 2012, with all our financial results reported in U.S. dollars on a U.S. GAAP basis, as follows:

Fourth Quarter Highlights:

•	Net sales of $135.9 million; and

•	Shipped 184.7 megawatts, or MW, of wafers, and 69.1 MW of cells and modules.

Net sales for the fourth quarter of 2012 were $135.9 million, compared to $291.5 million for the third quarter of 2012, and $420.2 million for the fourth quarter of 2011.

Gross loss for the fourth quarter of 2012 was $82.2 million, compared to gross loss of $32.5 million in the third quarter of 2012, and gross loss of $275.2 million for the fourth quarter of 2011.

Gross margin for the fourth quarter of 2012 was negative 60.5%, compared to negative 11.2% in the third quarter of 2012, and negative 65.5% in the fourth quarter of 2011.

During the preparation of our fourth quarter of 2012 financial results, our management determined that an inventory write-down of $25.1 million was required as a result of a continuous weakness in market price for polysilicon, wafers, cells, modules and PV projects caused primarily by industry-wide over-capacity and much heated market competition. As a result, gross margin and results from operations were negatively impacted in the fourth quarter of 2012.

Loss from operations for the fourth quarter of 2012 was $408.7 million, compared to loss from operations of $75.7 million for the third quarter of 2012, and loss from operations of $531.4 million for the fourth quarter of 2011. During the fourth quarter of 2012, our management determined that a provision for doubtful trade receivables and a loss on prepayments of $50.6 million was required in view of the deteriorating solar market, which negatively affected our customers and suppliers, of which $12.1 million was incurred in our subsidiary located in Hefei City. We also made a non-cash provision totaling $46.7 million for an arbitral award against us by the China International Economic and Trade Arbitration Commission in favor of Beijing Jingyuntong Technology Co., Ltd.

During the fourth quarter of 2012, our management made the decision to sell our subsidiary in Hefei City, Anhui Province. The assets and liabilities of this Hefei subsidiary were classified as assets held for sale and liabilities directly associated with assets classified as held for sale, respectively, and $74.2 million of impairment loss on assets held for sale was recorded for the excess of carrying amount to fair value less cost to sell. Additionally, our management determined that an impairment loss for property, plant and equipment of $78.2 million and an impairment loss for goodwill and intangible assets of $26.7 million were required to reflect the decline in solar industry and change of business plan of certain production facilities.

Operating margin for the fourth quarter of 2012 was negative 300.8% compared to negative 26.0% in the third quarter of 2012, and negative 126.5% in the fourth quarter of 2011.

Income tax expense for the fourth quarter of 2012 was $73.5 million, compared to income tax benefit of $25.4 million in the third quarter of 2012 and income tax benefit of $45.1 million in the fourth quarter of 2011. The increase in income tax expense during the fourth quarter of 2012 was mainly because of a valuation allowance for deferred tax assets.

Net loss available to our shareholders for the fourth quarter of 2012 was $517.0 million, or a loss of $3.68 per diluted ADS, compared to net loss of $136.9 million, or a loss of $1.08 per diluted ADS for the third quarter of 2012 and net loss of $588.7 million, or a loss of $4.63 per diluted ADS for the fourth quarter of 2011. The weighted average number of shares for calculating diluted ADS was approximately 140.4 million for the fourth quarter of 2012.

We ended the fourth quarter of 2012 with $98.3 million in cash and cash equivalents and $167.2 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	12/31/2012	09/30/2012
Assets
Current assets
Cash and cash equivalents	98,283	111,859
Pledged bank deposits	167,185	340,651
Trade accounts and bills receivable, net	183,767	290,211
Inventories	270,812	324,512
Prepayments to suppliers, net	81,278	27,085
Assets classified as held for sale	646,965	—
Other current assets	241,402	346,972

Total current assets	1,689,692	1,441,290
Property, plant and equipment, net	3,089,802	3,658,189
Deposits for purchases of property, plant and equipment and land use rights	159,277	159,898
Land use rights	243,084	282,978
Prepayments to suppliers expected to be utilized beyond one year, net	7,978	8,701
Pledged bank deposits – non-current	17,845	30,820
Investments in associates	11,078	11,035
Other non-current assets	55,825	170,438

Total assets	5,274,581	5,763,349

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings and short-term PRC notes	2,091,660	2,206,374
Trade accounts and bills payable	702,857	1,043,623
Advance payments from customers, current installments	246,115	129,838
Accrued expenses and other payables	716,978	782,124
Liabilities directly associated with assets classified as held for sale	632,546	0
Convertible senior notes, less debt discount	23,779	23,766
Other financial liabilities	77,489	64,220

Total current liabilities	4,491,424	4,249,945

Long-term borrowings, excluding current installments and long-term PRC notes	409,215	645,367
RMB-denominated US$-settled senior notes, less debt discount	259,513	257,228
Advance payments from customers – non-current	43,700	50,219
Other liabilities	214,227	215,655

Total liabilities	5,418,079	5,418,414

Redeemable non-controlling interests	323,294	299,025

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(452,729)	29,697
Non-controlling interests	(14,063)	16,213

Total equity	(466,792)	45,910

Total liabilities and equity	5,274,581	5,763,349

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the three Months Ended
	12/31/2012	09/30/2012

Net sales	135,898	291,520
Cost of goods sold	(218,136)	(324,048)

Gross loss	(82,238)	(32,528)
Selling expenses	(14,424)	(10,373)
General and administrative expenses	(130,057)	(29,518)
Research and development expenses	(2,926)	(3,300)
Impairment loss for goodwill and intangible assets	(26,743)	—
Impairment loss for assets held for sales	(74,178)	—
Impairment loss for property, plant and equipment	(78,170)	—

Total operating expenses	(326,498)	(43,191)

Loss from operations	(408,736)	(75,719)
Other income (expenses):
Interest income	1,876	4,477
Interest expense and amortization of debt issuance costs and debt discount	(56,574)	(61,045)
Foreign currency exchange (loss) gain, net	(1,838)	1,339
Others, net	24,074	9,619

Loss before income tax	(441,198)	(121,329)
Income tax (expense) benefit	(73,547)	25,396

Net loss	(514,745)	(95,933)
Loss attributable to non-controlling interests	29,515	3,925
Loss attributable to redeemable non-controlling interests	22,162	6,222

Net loss attributable to LDK Solar Co., Ltd. shareholders	(463,068)	(85,786)
Accretion to redemption value of redeemable non-controlling interests	(53,954)	(51,157)

Net loss available to LDK Solar Co., Ltd. shareholders	(517,022)	(136,943)

Net loss per ADS, Diluted	$(3.68)	$(1.08)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

Net loss	(514,745)	(95,933)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	12,404	(7,033)
Fair value changes in available-for-sale equity security, net of tax effect	(351)	(930)

Comprehensive loss	(502,692)	(103,896)
Less: comprehensive loss attributable to noncontrolling interests	(29,620)	(3,663)
Less: comprehensive loss attributable to redeemable noncontrolling interests	(20,936)	(6,576)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(452,136)	(93,657)

Incorporation by Reference

This report on Form 6-K (except for our press release attached hereto as Exhibit 99.6) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.6 is the press release we issued on April 18, 2013 relating to our unaudited financial results for the fourth quarter of 2012, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 19, 2013

Exhibit 99.6

LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2012

Xinyu City, China and Sunnyvale, California, April 18, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the fourth quarter ended December 31, 2012.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Fourth Quarter Highlights:

•	Net sales of $135.9 million; and

•	Shipped 184.7 megawatts (MW) of wafers, 69.1 MW of cells and modules in the fourth quarter.

Net sales for the fourth quarter of fiscal 2012 were $135.9 million, compared to $291.5 million for the third quarter of fiscal 2012, and $420.2 million for the fourth quarter of fiscal 2011.

Gross loss for the fourth quarter of fiscal 2012 was $82.2 million, compared to gross loss of $32.5 million in the third quarter of fiscal 2012, and gross loss of $275.2 million for the fourth quarter of fiscal 2011.

Gross margin for the fourth quarter of fiscal 2012 was negative 60.5%, compared to negative 11.2% in the third quarter of fiscal 2012, and negative 65.5% in the fourth quarter of fiscal 2011.

During the preparation of its fourth quarter 2012 financial results, LDK Solar’s management determined that an inventory write-down of $25.1 million was required as a result of a continuous weakness in market price for polysilicon, wafers, cells, modules and PV projects caused by industry-wide over capacity and much heated market competition. As a result, gross margin and results from operations were negatively impacted in the fourth quarter of fiscal 2012.

Loss from operations for the fourth quarter of fiscal 2012 was $408.7 million, compared to loss from operations of $75.7 million for the third quarter of fiscal 2012, and loss from operations of $531.4 million for the fourth quarter of fiscal 2011. During the fourth quarter of 2012, LDK Solar’s management determined that a provision for doubtful trade receivables and a loss on prepayments of $50.6 million was required in view of the deteriorating solar market which negatively affected our customers and suppliers, of which $12.1 million was incurred in our subsidiary located in Hefei City. The Company also made a non-cash provision totaling $46.7 million for an arbitration decision made against the Company by the China International Economic and Trade Arbitration Commission in favor of Beijing Jingyuntong Technology Co., Ltd.

During the fourth quarter of 2012, LDK Solar’s management made the decision to sell its subsidiary in Hefei, Anhui Province. The assets and liabilities of this Hefei subsidiary were classified as held for sale and liabilities directly associated with assets classified as held for sale respectively, and $74.2 million of impairment loss on assets held for sale was recorded for the excess of carrying amount to fair value less cost to sell. Additionally, LDK Solar’s management determined that an impairment loss for property, plant and equipment of $78.2 million and an impairment loss for goodwill and intangible assets of $26.7 million were required to reflect the decline in solar industry and change of business plan of certain production facilities.

Operating margin for the fourth quarter of fiscal 2012 was negative 300.8% compared to negative 26.0% in the third quarter of fiscal 2012, and negative 126.5% in the fourth quarter of fiscal 2011.

Income tax expense for the fourth quarter of fiscal 2012 was $73.5 million, compared to income tax benefit of $25.4 million in the third quarter of fiscal 2012 and income tax benefit of $45.1 million in the fourth quarter of fiscal 2011. The increase in income tax expense during the fourth quarter of fiscal 2012 was mainly because of a valuation allowance for deferred tax assets.

Net loss available to LDK Solar’s shareholders for the fourth quarter of fiscal 2012 was $517.0 million, or a loss of $3.68 per diluted ADS, compared to net loss of $136.9 million, or a loss of $1.08 per diluted ADS for the third quarter of fiscal 2012 and net loss of $588.7 million, or a loss of $4.63 per diluted ADS for the fourth quarter of fiscal 2011. The weighted average number of shares for calculating diluted ADS was approximately 140.4 million for the fourth quarter of fiscal 2012.

LDK Solar ended the fourth quarter of fiscal 2012 with $98.3 million in cash and cash equivalents and $167.2 million in short-term pledged bank deposits.

“Our business continued to be affected by the significant challenges that remained pervasive throughout the solar industry,” stated Xingxue Tong, President and CEO of LDK Solar. “Our fourth quarter results reflect the industry-wide overcapacity and resulting pressure to ASP’s and margins. Amidst these challenging market conditions, we are dedicated to working closely with our stakeholders and the relevant governmental agencies to adapt our strategy to position LDK Solar for recovery and long-term growth.

“In 2013, we are focused on emerging solar markets in China, Africa, India and the United States. We believe these markets represent the strongest growth potential. We will also continue to focus on improving our cost structure by further driving down production costs and tightly managing our operating expenses. While the weak demand environment is expected to persist in the near-term, we continue to believe that the considerable opportunities to meet global energy needs with solar power will drive long-term market growth,” concluded Mr. Tong.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the first quarter of fiscal 2013, LDK Solar estimates its revenue to be in the range of $80 million to $100 million, wafer shipments between 260 MW and 270 MW and cell and module shipments between 30 MW and 40 MW.

Conference Call Details

The LDK Solar Fourth Quarter 2012 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on April 18, 2013. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on April 18, 2013. An audio replay of the call will be available through April 28, 2013, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4610990#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	12/31/2012	09/30/2012
Assets
Current assets
Cash and cash equivalents	98,283	111,859
Pledged bank deposits	167,185	340,651
Trade accounts and bills receivable, net	183,767	290,211
Inventories	270,812	324,512
Prepayments to suppliers, net	81,278	27,085
Assets classified as held for sale	646,965	—
Other current assets	241,402	346,972

Total current assets	1,689,692	1,441,290
Property, plant and equipment, net	3,089,802	3,658,189
Deposits for purchases of property, plant and equipment and land use rights	159,277	159,898
Land use rights	243,084	282,978
Prepayments to suppliers expected to be utilized beyond one year, net	7,978	8,701
Pledged bank deposits – non-current	17,845	30,820
Investments in associates	11,078	11,035
Other non-current assets	55,825	170,438

Total assets	5,274,581	5,763,349

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings and short-term PRC notes	2,091,660	2,206,374
Trade accounts and bills payable	702,857	1,043,623
Advance payments from customers, current installments	246,115	129,838
Accrued expenses and other payables	716,978	782,124
Liabilities directly associated with assets classified as held for sale	632,546	0
Convertible senior notes, less debt discount	23,779	23,766
Other financial liabilities	77,489	64,220

Total current liabilities	4,491,424	4,249,945

Long-term borrowings, excluding current installments and long-term PRC notes	409,215	645,367
RMB-denominated US$-settled senior notes, less debt discount	259,513	257,228
Advance payments from customers – non-current	43,700	50,219
Other liabilities	214,227	215,655

Total liabilities	5,418,079	5,418,414

Redeemable non-controlling interests	323,294	299,025

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(452,729)	29,697
Non-controlling interests	(14,063)	16,213

Total equity	(466,792)	45,910

Total liabilities and equity	5,274,581	5,763,349

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2012	09/30/2012

Net sales	135,898	291,520
Cost of goods sold	(218,136)	(324,048)

Gross loss	(82,238)	(32,528)
Selling expenses	(14,424)	(10,373)
General and administrative expenses	(130,057)	(29,518)
Research and development expenses	(2,926)	(3,300)
Impairment loss for goodwill and intangible assets	(26,743)	—
Impairment loss for assets held for sales	(74,178)	—
Impairment loss for property, plant and equipment	(78,170)	—

Total operating expenses	(326,498)	(43,191)

Loss from operations	(408,736)	(75,719)
Other income (expenses):
Interest income	1,876	4,477
Interest expense and amortization of debt issuance costs and debt discount	(56,574)	(61,045)
Foreign currency exchange (loss) gain, net	(1,838)	1,339
Others, net	24,074	9,619

Loss before income tax	(441,198)	(121,329)
Income tax (expense) benefit	(73,547)	25,396

Net loss	(514,745)	(95,933)
Loss attributable to non-controlling interests	29,515	3,925
Loss attributable to redeemable non-controlling interests	22,162	6,222

Net loss attributable to LDK Solar Co., Ltd. shareholders	(463,068)	(85,786)
Accretion to redemption value of redeemable non-controlling interests	(53,954)	(51,157)

Net loss available to LDK Solar Co., Ltd. shareholders	(517,022)	(136,943)

Net loss per ADS, Diluted	$(3.68)	$(1.08)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

Net loss	(514,745)	(95,933)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	12,404	(7,033)
Fair value changes in available-for-sale equity security, net of tax effect	(351)	(930)

Comprehensive loss	(502,692)	(103,896)
Less: comprehensive loss attributable to noncontrolling interests	(29,620)	(3,663)
Less: comprehensive loss attributable to redeemable noncontrolling interests	(20,936)	(6,576)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(452,136)	(93,657)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801